Exhibit 99.55

Volaris reports November 2020 traffic results:

80.5% load factor, 98% of 2019 capacity levels

Mexico City, Mexico. December 2, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports November 2020 preliminary traffic results, with a strong recovery in ASMs and healthy load factor.

We believe that Volaris is set to lead the way for a post COVID-19 recovery among all carriers in North America. Volaris’ ultra low-cost structure has given the Company an unparalleled competitive position to continue increasing month-over-month capacity and to keep on stimulating demand focused on the VFR (Visiting Friends and Relatives) and leisure segments. Volaris’ value proposition based on a point-to-point network, along with its efforts to convert first time flyers through its bus switching marketing campaigns in Mexico, continues to contribute to a steady recovery process.

In November 2020, capacity measured by ASMs (Available Seat Miles) was 98% compared to the same month of last year. Demand measured by RPMs (Revenue Passenger Miles) was 88.7% of last year and increased 13.1% versus October 2020. Volaris transported a total of 1.6 million passengers during November 2020, an increase of 14% versus October 2020. Booked load factor for November 2020 was 80.5%.

During November 2020, Volaris started operating seven new international routes from Mexico City to various destinations to the States of California and Texas, and from Morelia, Michoacan to O’Hare. Since November 23rd, 2020, Volaris restarted operations in its Central American subsidiary in all the routes operated pre-COVID19. Volaris’ Central American operations represent approximately 2% of total ASMs.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for November 2020, said: “We continue increasing our total capacity in response to improving demand and new opportunities available in our core markets. Volaris’ business model continues to prove its ability to restore capacity at an unprecedented pace and to make air travel accessible to all.”

For December 2020, Volaris plans to operate 100% of capacity, as measured by ASMs, versus the same period of last year.

The following table summarizes Volaris traffic results for the month and year to date.

	November 2020	October 2020	Variance	November 2019	Variance	November YTD 2020	November YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,216	1,099	10.6%	1,289	(5.7%)	9,621	13,540	(28.9%)
International	393	323	21.5%	524	(25.0%)	3,209	5,545	(42.1%)
Total	1,608	1,422	13.1%	1,813	(11.3%)	12,831	19,085	(32.8%)
ASMs (in millions, scheduled & charter)
Domestic	1,448	1,305	10.9%	1,414	2.4%	11,893	15,403	(22.8%)
International	550	426	29.2%	625	(12.0%)	4,132	6,889	(40.0%)
Total	1,998	1,731	15.4%	2,039	(2.0%)	16,025	22,291	(28.1%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	84.0%	84.2%	(0.2) pp	91.2%	(7.2) pp	80.9%	87.9%	(7.0) pp
International	71.4%	75.9%	(4.5) pp	83.7%	(12.4) pp	77.7%	80.6%	(2.9) pp
Total	80.5%	82.1%	(1.6) pp	88.9%	(8.4) pp	80.1%	85.6%	(5.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,372	1,222	12.3%	1,525	(10.1%)	10,753	16,117	(33.3%)
International	268	216	23.7%	371	(27.9%)	2,177	3,888	(44.0%)
Total	1,639	1,438	14.0%	1,896	(13.5%)	12,929	20,005	(35.4%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 171 and its fleet from four to 85 aircraft. Volaris offers more than 350 daily flight segments on routes that connect 44 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100